Exhibit 1 On May 23, 2007, Urstadt Property Company, Inc. ("UPCO"), of which Mr. Urstadt is controlling shareholder, as general partner, and Charles J. Urstadt, as limited partner, formed Urstadt Realty Shares II L.P., a Delaware limited partnership ("URS II"), for estate planning purposes and for the purpose of consolidating, holding and voting a number of the shares of stock of the Issuer held by each of them (the "Transaction"). Pursuant to a Limited Partnership Agreement between UPCO, as the 1% general partner, and Mr. Urstadt, as the 99% limited partner, UPCO contributed 5,472 shares of Common Stock to URS II as capital contribution in exchange for its general partner interest; and Mr. Urstadt contributed 541,705 shares of Common Stock to URS II (of which 381,250 shares are restricted shares pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan) as a capital contribution in exchange for his limited partner interest. The Transaction had no effect on Mr. Urstadt's ultimate beneficial ownership of Common Stock of the Issuer.